

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

January 29, 2010

Yiru Shi
Chief Executive Officer and Chief Financial Officer
China Infrastructure Construction Corporation
C915 Jia Hao Int'l Business Ctr., 116 Zizhuyuan Rd., Haidan District
Beijing, China 100097

> **RE:** **China Infrastructure Construction Corporation**
> **Form 10-K for the Year Ended May 31, 2009**
> **Forms 10-Q for the Periods Ended August 31, 2009 and**
> **November 30, 2009**
> **File No. 333-146758**

Dear Ms. Shi:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief